March 12, 2008

Mail Stop 6010

Leo Shi Young
President
Solar Enertech Corp.
2000 University Avenue
East Palo Alto, California 94303

      Re: Solar Enertech Corp.
               Preliminary Proxy Statement on Schedule 14A
               Filed February 13, 2008
               File No. 0-51717

Dear Mr. Young:

      We have completed our review of your preliminary proxy statement and have no further comments at this time. If you have any questions, please contact Tom Jones at 202-551-3602.

                    Sincerely,

                    Peggy Fisher
                    Assistant Director

cc (via fax):   Eric Wang, Esq.